Exhibit

Exhibit Description

99.1	Announcement on 2009/07/29: UMC announced its unconsolidated operating results for the second quarter of 2009

99.2	Announcement on 2009/07/30: To announce related materials on acquisition of machinery and equipment

99.3	Announcement on 2009/07/31: To announce related materials on acquisition of machinery and equipment

99.4	Announcement on 2009/08/04: To announce related materials on acquisition of machinery and equipment

99.5	Announcement on 2009/08/10: Typhoon Morakot has no significant effects on the Company’s financial and business operation

99.6	Announcement on 2009/08/12: Represent subsidiary TLC Capital Co, Ltd. to announce related materials on investment of mainland Chinese company

99.7	Announcement on 2009/08/12: To announce related materials on acquisition of machinery and equipment

99.8	Announcement on 2009/08/10: July Revenue

99.9	Announcement on 2009/08/10: 1) the trading and pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders of UMC; 2) the acquisition and disposition of assets by UMC

Exhibit 99.1

UMC announced its unconsolidated operating results for the second quarter of 2009

1.Date of the investor/press conference:2009/07/29
2.Location of the investor/press conference: 3rd Floor, Far Eastern Plaza Hotel, 201 Tunhwa South Rd., Sec. 2, Taipei
3.Financial and business related information:United Microelectronics Corporation (NYSE: UMC; TSE: 2303) (“UMC” or “the Company”), a leading global semiconductor foundry, today announced its unconsolidated operating results for the second quarter of 2009. Revenue increased a substantial 108.8% QoQ to NT$22.63 billion, from NT$10.84 billion in 1Q09, and decreased 10.3% YoY, from NT$25.24 billion in 2Q08. Gross profit margin was 23.8%, with net margin at 11.9%. Net income in 2Q09 was NT$1.55 billion, with earnings per ordinary share of NT$0.12. Dr. Shih-Wei Sun, CEO of UMC said, “We experienced strong customer demand in 2Q09. Wafer shipments rose substantially to 898 thousand 8-inch equivalent wafers, while utilization rate for the quarter was up to 79%. Revenues for June have exceeded last year’s figures for the same month and have returned to the levels prior to the economic crisis. We expect increased revenues for Q3, and will keep a close eye on the industry situation during the upcoming quarters and proceed accordingly.”Dr. Sun continued, “UMC has executed well on its Customer-Driven Foundry Solutions approach to provide ideal solutions that meet customers’ needs. The number of new products for 65/55nm has increased as anticipated, with revenue from this technology segment growing significantly from Q1 to Q2 by approximately 120%. This will help contribute to our future revenue and market share for advanced process nodes. Furthermore, numerous customers have already adopted UMC’s independently developed 40nm high performance logic process. This volume production process incorporates many advanced technologies such as SiGe, Laser Anneal and Ultra Low-K. In addition, yield optimization for ICs designed using our 45/40nm Low Power process are progressing smoothly. For more advanced 28nm HK/MG technology development, UMC will mainly adopt the Gate-Last technology, which meets our customers’ needs for both high performance and low power technologies at advanced nodes. To help sustain this growth in advanced process demand, we have increased our CAPEX spending in 2009 to US$500 million. This amount will mainly be used to expand 65/55nm,45/40nm and 28nm production capacity and to acquire the most advanced R&D equipment.”“Throughout the past year, despite the challenges brought by the global economic crisis, UMC successfully persevered,” said Dr. Sun.“UMC’s management team and employees worked together through this period of economic adjustment, demonstrating commendable teamwork and execution to facilitate the company’s smooth reorganization and human resource consolidation.This effort resulted in significant improvements to our operating efficiency and cost structure.Looking ahead, UMC will continue to improve our utilization rate and revenues while implementing cost-control measures at the same time. We will also exercise timely CAPEX spending, aggressively invest in advanced R&D and support customers’ capacity needs in order to pursue stable, long-term growth, increase profitability, and maximize return on equity.”
4.Any other matters that need to be specified: None

Exhibit 99.2

To announce related materials on acquisition of machinery and equipment

1.Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City):Machinery and equipment
2.Date of the occurrence of the event:2009/03/30~2009/07/30
3.Transaction volume (e.g.XX square meters, equivalent to XX p’ing), unit price, total transaction price:Transaction volume:one batch;average unit price:$553,296,250NTD;total transaction price:$553,296,250NTD
4.Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed):VARIAN SEMICONDUCTOR EQUIPMENT.; non-related party transaction
5.Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition:Not applicable
6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times:Not applicable
7.Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained):Not applicable
8.Terms of delivery or payment (including payment period and monetary amount):1)90% paid upon shipment;10% paid after acceptance 2)100% paid after acceptance
9.The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department:transaction:price negotiation; the reference basis for the decision on price:market price. The decision-making department:the Selection Meeting
10.Name of the professional appraisal institution and its appraisal amount:Not applicable
11.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA:Not applicable
12.Is the appraisal report price a limited price or specific price?:Not applicable
13.Has an appraisal report not yet been obtained?:Not applicable
14.Reason an appraisal report has not yet been obtained:Not applicable
15.Broker and broker’s fee:Not applicable
16.Concrete purpose or use of the acquisition or disposition:To produce integrated circuits
17.Do the directors have any objection to the present transaction?:No
18.Any other matters that need to be specified:None

Exhibit 99.3

To announce related materials on acquisition of machinery and equipment

1.Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City):Machinery and equipment
2.Date of the occurrence of the event:2009/07/15~2009/07/31
3.Transaction volume (e.g.XX square meters, equivalent to XX p’ing), unit price, total transaction price:Transaction volume:one batch;average unit price:$518,149,590NTD;total transaction price:$518,149,590NTD
4.Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed):APPLIED MATERIALS ASIA PACIFIC.; non-related party transaction
5.Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition:Not applicable
6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times:Not applicable
7.Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained):Not applicable
8.Terms of delivery or payment (including payment period and monetary amount):1)90% paid upon shipment;10% paid after acceptance 2)100% paid after acceptance
9.The manner of deciding on this transaction (such as tender invitation , price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department:transaction:price negotiation; the reference basis for the decision on price:market price. The decision-making department:the Selection Meeting
10.Name of the professional appraisal institution and its appraisal amount:Not applicable
11.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA:Not applicable
12.Is the appraisal report price a limited price or specific price?:Not applicable
13.Has an appraisal report not yet been obtained?:Not applicable
14.Reason an appraisal report has not yet been obtained:Not applicable
15.Broker and broker’s fee:Not applicable
16.Concrete purpose or use of the acquisition or disposition:To produce integrated circuits
17.Do the directors have any objection to the present transaction?:No
18.Any other matters that need to be specified:None

Exhibit 99.4

To announce related materials on acquisition of machinery and equipment

1.Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City):Machinery and equipment

2.Date of the occurrence of the event:2009/07/14~2009/08/04

3.Transaction volume (e.g.XX square meters, equivalent to XX p’ing), unit price, total transaction price:Transaction volume:one batch;average unit price:$637,422,928NTD; total transaction price:$637,422,928NTD

4.Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed):TOKYO ELECTRON LIMITED.; non-related party transaction

5.Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition:Not applicable

6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times:Not applicable

7.Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained):Not applicable

8.Terms of delivery or payment (including payment period and monetary amount):1)90% paid upon shipment;10% paid after acceptance 2)100% paid after acceptance

9.The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department:transaction:price negotiation; the reference basis for the decision on price:market price. The decision-making department:the Selection Meeting

10.Name of the professional appraisal institution and its appraisal amount:Not applicable

11.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA:Not applicable

12.Is the appraisal report price a limited price or specific price?:Not applicable

13.Has an appraisal report not yet been obtained?:Not applicable

14.Reason an appraisal report has not yet been obtained:Not applicable

15.Broker and broker’s fee:Not applicable

16.Concrete purpose or use of the acquisition or disposition:To produce integrated circuits

17.Do the directors have any objection to the present transaction?:No

18.Any other matters that need to be specified:None

Exhibit 99.5

Typhoon Morakot has no significant effects on the Company’s financial and business operation

1.Date of occurrence of the event:2009/08/10

2.Company name: United Microelectronics Corp.

3.Relationship to the Company (please enter “head office” or “affiliate company”): Head office

4.Reciprocal shareholding ratios: N/A

5.Cause of occurrence:Typhoon Morakot has no significant effects on the Company’s financial and business operation

6.Countermeasures: None

7.Any other matters that need to be specified: None

Exhibit 99.6

Represent subsidiary TLC Capital Co, Ltd. to announce related materials on investment of mainland Chinese company

1.Date of occurrence of the event:2009/08/12
2.Method of the present increase (decrease) in investment:invest mainland Chinese company Shanghai Hsin Zhu Dian Trading Company through China Concept Group Limited by CTC Capital Partners I. L.P.
3.Transaction volume, price per unit, and total monetary amount of the transaction:total amount USD$9,189
4.Company name of the invested mainland Chinese company:Shanghai Hsin Zhu Dian Trading Company
5.Paid-in capital of said invested mainland Chinese company:USD$0 before capital increase
6.Amount of new capital increment currently planned by said invested mainland Chinese company:USD$150,000
7.Main business items of said invested mainland Chinese company:On-Line Education
8.Type of CPA opinion issued for the financial statement of said invested mainland Chinese company for the most recent fiscal year:NA
9.Net worth of said invested mainland Chinese company on the financial statement for the most recent fiscal year:NA
10.Amount of profit/loss of said invested mainland Chinese company on the financial statement for the most recent fiscal year:NA
11.Amount of actual investment to date in said invested mainland Chinese company:0
12.Counterparty to the transaction and its relationship to the Company: NA
13.Where the counterparty to the transaction is an actual related party, public announcement shall also be made of the reason for choosing the related party as the counterparty and the identity of the previous owner (including its relationship with the company and the trading counterpart), the date of transfer, and the price:Not applicable
14.Where a person who owned the subject matter of the transaction within the past five years has been an actual related party of the company, public announcement shall also be made of the dates and prices of acquisition and disposal by the related party and such party’s relationship to the company at those times: Not applicable
15.Gain (or loss) on disposal: Not applicable
16.Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations:One-time payment; Follow the contract
17.The manner of deciding on this transaction, the reference basis for the decision on price and the decision-making department:Negotiation by CTC Capital Partners I. L.P.and Shanghai Hsin Zhu Dian Trading Company
18.Broker: None
19.Concrete purpose of the acquisition or disposal:Long-term investment
20.Do the directors have any objection to the present transaction?: None
21.Total amount of mainland China area investment (including the present investment) approved by the Investment Commission to date: USD$9,387,929
22.Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the paid-in capital on the financial statement for the most recent period: 4.47%
23.Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the total assets on the financial statement for the most recent period: 6.33%
24.Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the shareholders’equity on the financial statement for the most recent period: 6.35%
25.Total amount of actual investment in the mainland China area to date: USD$8,307,289
26.Ratio of the total amount of actual investment in the mainland China area to date to the paid-in capital on the financial statement for the most recent period: 3.95%
27.Ratio of the total amount of actual investment in the mainland China area to date to the total assets on the financial statement for the most recent period: 5.6%
28.Ratio of the total amount of actual investment in the mainland China area to date to the shareholders’ equity on the financial statement for the most recent period: 5.62%
29.Amount of recognized profits and losses on investment in the mainland China area for the most recent three fiscal years:USD$-77,473
30.Amount of profit remitted back to Taiwan for the most recent three fiscal years: USD$0
31.Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: None
32.Any other matters that need to be specified:None

Exhibit 99.7

To announce related materials on acquisition of machinery and equipment

1.Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City):Machinery and equipment
2.Date of the occurrence of the event:2009/06/11~2009/08/12
3.Transaction volume (e.g.XX square meters, equivalent to XX p’ing), unit price, total transaction price:Transaction volume:one batch;average unit price:$569,867,155NTD;total transaction price:$569,867,155NTD
4.Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed):LAM RESEARCH INTERNATIONAL SARL .; non-related party transaction
5.Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition:Not applicable
6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times:Not applicable
7.Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained):Not applicable
8.Terms of delivery or payment (including payment period and monetary amount):1)90% paid upon shipment;10% paid after acceptance 2)100% paid after acceptance
9.The manner of deciding on this transaction (such as tender invitation , price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department:transaction:price negotiation; the reference basis for the decision on price:market price. The decision-making department:the Selection Meeting
10.Name of the professional appraisal institution and its appraisal amount:Not applicable
11.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA:Not applicable
12.Is the appraisal report price a limited price or specific price?:Not applicable
13.Has an appraisal report not yet been obtained?:Not applicable
14.Reason an appraisal report has not yet been obtained:Not applicable
15.Broker and broker’s fee:Not applicable
16.Concrete purpose or use of the acquisition or disposition:To produce integrated circuits
17.Do the directors have any objection to the present transaction?:No
18.Any other matters that need to be specified:None

Exhibit 99.8

United Microelectronics Corporation
August 20, 2009

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of July 2009.

1)	Sales volume (NT$ Thousand)

Period	Items	2009	2008	Changes	%
July	Invoice amount	7,005,732	7,702,321	-696,589	-9.04%
2009	Invoice amount	33,438,045	46,707,607	-13,269,562	-28.41%
July	Net sales	8,810,063	8,536,578	273,485	3.20%
2009	Net sales	42,275,935	57,771,963	-15,496,028	-26.82%

2)	Funds lent to other parties (NT$ Thousand)

Balance as of period end	This Month	Last Month	Limit of lending
UMC	0	0	25,975,543
UMC’s subsidiaries	0	0	107,965

3)	Endorsements and guarantees (NT$ Thousand)

	Change in This Month	Balance as of period end	Limit of endorsements
UMC	0	0	51,951,085
UMC’s subsidiaries	0	0	3,748,603
UMC endorses for subsidiaries		0	0
UMC’s subsidiaries endorse for UMC		0	0
UMC endorses for PRC companies		0	0
UMC’s subsidiaries endorse for PRC companies		0	0

4)	Financial derivatives transactions

a Hedging purpose : NT$ thousand

Financial instruments	Forwards	IRS
Deposit Paid	0	0
Royalty Income (Paid)	0	0
Unwritten-off Trading Contracts	9,457,920	7,500,000
Fair Value	(861)	88,148
Net Profit from Fair Value	(60,611)	7,787
Written-off Trading Contracts	24,045,168	7,500,000
Realized profit (loss)	22,341	(33,190)

b Trading purpose : NT$ thousand

Financial instruments	Credit-linked Deposits
Deposit Paid	0
Unwritten-off Trading Contracts	0
Net Profit from Market Value	0
Written-off Trading Contracts	0
Realized profit (loss)	0

Exhibit 99.9

United Microelectronics Corporation
For the month of July, 2009

This is to report 1) the trading of directors, supervisors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC); 2) the pledge and clear of pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders of UMC; 3) the acquisition assets by UMC; 4) the disposition of assets by UMC for the month of July, 2009.

1)	The trading of directors, supervisors, executive officers and 10% shareholders

		Number of shares	Number of shares held as
		held as of	of
Title	Name	June 30, 2009	July 31, 2009	Changes

2)	The pledge and clear of pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders:

		Number of shares	Number of shares held as
		held as of	of
Title	Name	June 30, 2009	July 31, 2009	Changes

3)	The acquisition assets (NT$ Thousand)

Description of assets	July	2009
Fixed assets	52,269	138,976
Semiconductor Manufacturing Equipment	1,331,688	4,417,421

4)	The disposition of assets (NT$ Thousand)

Description of assets	July	2009
Fixed assets	0	0
Semiconductor Manufacturing Equipment	4,450	7,399